Conatus Pharmaceuticals Inc.

16745 West Bernardo Drive, Suite 250

San Diego, CA 92127

March 30, 2020

VIA EDGAR

Paul Fischer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Conatus Pharmaceuticals Inc.
Registration Statement on Form S-4
Filed February 7, 2020 (as amended March 13, 2020)
File No. 333-236332

Dear Mr. Fischer:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Conatus Pharmaceuticals Inc., respectfully requests that the effective date of the Registration Statement on Form S-4 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on April 1, 2020, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours, CONATUS PHARMACEUTICALS INC.

By:	/s/ Steven J. Mento, Ph.D.
Steven J. Mento, Ph.D. Chief Executive Officer

cc:	Matthew T. Bush, Esq., Latham & Watkins LLP

Anthony A. Gostanian, Esq., Latham & Watkins LLP